Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of July 10, 2016

by and among

NICHI-IKO PHARMACEUTICAL CO., LTD.,

SHEPARD VISION, INC.

and

SAGENT PHARMACEUTICALS, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 10, 2016 (this “Agreement”), is entered into by and among NICHI-IKO PHARMACEUTICAL CO., LTD., a Japanese corporation (“Parent”), SHEPARD VISION, INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and SAGENT PHARMACEUTICALS, INC., a Delaware corporation (the “Company”). Defined terms used herein have the respective meanings set forth in Section 8.13.

W I T N E S S E T H

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved the business combination transaction contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) and the board of directors of the Company (the “Company Board”) have each determined that it is in the best interests of their respective stockholders to enter into the business combination transaction contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the terms and subject to the conditions of this Agreement, Merger Sub has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (“Shares”) for $21.75 per Share (such amount, the “Offer Price”), net to the seller in cash, without interest;

WHEREAS, as soon as practicable following the consummation of the Offer, Merger Sub will, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and in accordance with Section 251(h) of the DGCL, merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and each Share, except as otherwise provided herein, will be converted in the Merger into the right to receive the Offer Price, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent Board has approved the execution and delivery of and performance under this Agreement by Parent, and the Merger Sub Board and the Company Board have each (a) approved the execution and delivery of and performance under this Agreement and (b) resolved that the transactions contemplated by this Agreement (including the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL) are advisable, fair to and in the best interests of their respective stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have entered into a Tender Support Agreement, pursuant to which, among other things, such stockholders have irrevocably agreed, subject to the terms and conditions set forth therein, to tender the Shares beneficially owned by such Persons in the Offer (each a “Support Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VII, as promptly as practicable after the date of this Agreement but in no event more than fifteen (15) Business Days after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Subject to the terms and conditions of this Agreement, upon the satisfaction of the Minimum Condition and the satisfaction or waiver by Merger Sub of the other conditions set forth in Annex I (collectively, the “Offer Conditions”) at any scheduled Expiration Date, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and promptly accept for payment (such time of acceptance for payment, the “Acceptance Time”), and promptly thereafter pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Company agrees that no Shares held by the Company or any of its Subsidiaries (other than any such Shares held on behalf of third parties) will be tendered pursuant to the Offer.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Without the prior written consent of the Company, Merger Sub shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (F) change the Minimum Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement or (H) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act. The Offer may not be terminated prior to the Expiration Date, unless this Agreement is terminated in accordance with Article VII.

(d) Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, being referred to as the “Expiration Date”).

(e) The Offer shall be extended from time to time as follows: (i) if, on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Merger Sub if permitted hereunder, then Merger Sub shall extend the Offer for one or more periods each consisting of not more than ten (10) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act), with the length of such periods to be determined by Parent, or such other number of business days as the parties may agree (subject to the right of Merger Sub to waive any Offer Condition (other than the Minimum Condition) in accordance with this Agreement and the parties’ respective rights to terminate this Agreement in accordance with Article VII); and (ii) Merger Sub shall extend the Offer for the minimum period required by applicable Law or the applicable rules, regulations, interpretations or positions of the SEC or its staff or the NASDAQ. Merger Sub shall not be required to extend the Offer beyond the End Date and shall not in any event extend the Offer beyond the End Date without the Company’s prior written consent.

(f) The Offer Price shall be equitably adjusted automatically to reflect the effect of any change in the fully diluted number of shares of capital stock of the Company as a result of any reclassification, stock split (including a reverse stock split) or with a record date combination or exchange of shares, or any stock dividend or stock distribution occurring on or after the date hereof and at or prior to the Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing in this Section 1.1(f) shall be deemed to permit or authorize the Company to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(g) In the event that this Agreement is terminated in accordance with Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) promptly irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant to the Offer and cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(h) On the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall: (i) file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents, which shall be in customary form, to be disseminated to holders of Shares as and to the extent required by applicable U.S. federal securities Laws and the rules and regulations of the SEC thereunder (collectively, “Securities Laws”). Parent and Merger Sub agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Merger Sub with the SEC to comply in all material respects with applicable Securities Laws. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Company required by the Securities Laws to be set forth in the Offer Documents as well as such other information concerning the Company and its stockholders that may be required in connection with any action contemplated by this Section 1.1(h), including communicating the Offer to the record and beneficial holders of the Shares. Subject to the right of the Company Board (or a committee thereof) to make a Company Adverse Recommendation Change pursuant to Section 5.3, the Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation. Each party agrees to correct or supplement promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or such amendment or supplement shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule TO, as so amended or supplemented, to be filed with the SEC and the Offer Documents, as so amended or supplemented, to be disseminated to the Company’s stockholders, in each case, as and to the extent required by the Securities Laws. Parent and Merger Sub shall give (x) the Company and its counsel reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC and (y) due consideration to the reasonable additions, deletions or changes suggested by the Company and its counsel thereto. Parent and Merger Sub agree to provide the Company and its counsel with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents as promptly as reasonably practicable after receipt of such comments. Subject to the last sentence of this paragraph, each of Parent and Merger Sub shall respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer. Parent and Merger Sub agree to give (x) the Company and its counsel reasonable opportunity to review any proposed written responses to any comments of the SEC or its staff with respect to the Offer Documents or the Offer and (y) due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel and reasonable opportunity to participate in any substantive telephonic communications with the staff of the SEC related thereto.

(i) Parent shall cause to be provided to Merger Sub all of the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement.

(j) For purposes of this Agreement and the Offer, unless otherwise mutually agreed to by the Company and Merger Sub, any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Merger Sub or to an agent of Merger Sub.

Section 1.2 Company Actions.

(a) As promptly as practicable on the day that the Offer is commenced, the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) which shall (x) include the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL in connection with a merger effected pursuant to Section 251(h) of the DGCL, (y) subject to the right of the Company Board (or a committee thereof) to make a Company Adverse Recommendation Change pursuant to Section 5.3, reflect the Company Board Recommendation, and (z) be disseminated by the Company to its stockholders, in each case, as and to the extent required by applicable Law (including by setting the Stockholder List Date (as defined below) as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL). The Company agrees that it will cause the Schedule 14D-9 filed by the Company with the SEC to comply in all material respects with applicable Securities Laws. Each party agrees to correct or supplement promptly any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or such amendment or supplement shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading , and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to its stockholders, in each case, as and to the extent required by the Securities Laws. The Company shall cooperate with the Parent and Merger Sub in order to permit the Schedule 14D-9 to be mailed to the holders of Shares together with the Offer Documents (and if so, the expense thereof shall be borne by Parent in connection with its dissemination of the Offer Documents). The Company agrees to respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Schedule 14D-9, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Securities Laws. The Company shall give (x) Parent and its counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC and (y) due consideration to the reasonable additions, deletions or changes suggested by Parent and its counsel thereto. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 as promptly as reasonably practicable after receipt of such comments. Subject to the penultimate sentence of this paragraph, the Company shall respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company agrees to give (x) Parent and its counsel reasonable opportunity to review any proposed written responses to any comments of the SEC or its staff with respect to the Schedule 14D-9 and (y) due consideration to the reasonable additions, deletions or changes suggested thereto by the Parent and its counsel and reasonable opportunity to participate in any substantive telephonic communications with the staff of the SEC related thereto. Notwithstanding the foregoing, the obligations of the Company in the immediately preceding three sentences shall not apply if the Company Board (or a committee thereof) effects a Company Adverse Recommendation Change in accordance with Section 5.3.

(b) The Company shall promptly furnish or cause to be furnished to Parent mailing labels containing the names and addresses of all of its stockholders of record as of a date no more than ten (10) days prior to the date on which Parent and Merger Sub file the Offer Documents with the SEC (such date, the “Stockholder List Date”), a non-objecting beneficial owners list and security position listings of Shares held in stock depositories, each as of a recent date, and shall promptly furnish Parent with such additional information, including updated lists of stockholders and beneficial owners, mailing labels, security position listings and computer files, and such other information and assistance as Parent or its agents may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of Shares. In addition, in connection with the Offer, the Company shall, and shall use its reasonable best efforts to cause third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to the holders of Shares held in or subject to the Company Plans and to permit such holders of Shares to tender their Shares into the Offer. Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGER AND CLOSING

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall become, as a result of the Merger, a direct, wholly-owned subsidiary of Parent. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Acceptance Time, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 2.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) as soon as practicable following the Acceptance Time, which shall not be later than the Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Surviving Corporation hereto shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”).

The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties herein and specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 2.5 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of the Company, in each case as amended to date and as in effect immediately prior to the Effective Time (the “Company Charter Documents”), shall be amended as of the Effective Time to be in the form of (except with respect to the name of the Company (which shall be “Sagent Pharmaceuticals, Inc.”)) the certificate of incorporation and bylaws of Merger Sub as of the date hereof, which shall include provisions for limitations of liabilities of directors and officers, indemnification, advancement of expenses and exculpation no less favorable than as set forth in the Company Charter Documents in effect on the date of this Agreement, and as so amended shall be the certificate of incorporation and bylaws of Surviving Corporation until thereafter amended as provided therein or as provided by the DGCL.

Section 2.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, to serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, to serve until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.7 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or any holder of any shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b) Cancellation of Company and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company, Parent or Merger Sub or any of their respective Subsidiaries, in each case immediately prior to the Effective Time, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Dissenting Stockholder Shares and shares to be canceled in accordance with Section 2.7(b)) shall thereupon be converted automatically into and shall thereafter represent solely the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”), less any required withholding Taxes, if any, as described in Section 2.11. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.8(b) without interest (subject to any applicable withholding Tax, if any, as described in Section 2.11).

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholder Shares”, and each stockholder holding Dissenting Stockholder Shares a “Dissenting Stockholder”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such Dissenting Stockholder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Stockholder Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.7, without any interest thereon and less any applicable withholding Taxes, if any, as described in Section 2.11. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted written withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal pursuant to Section 262 of the DGCL, and (ii) the opportunity and right to participate in all negotiations and proceedings with respect to any such demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisals or compromise, offer to settle or settle, or otherwise make any binding agreement regarding, any such demands.

Section 2.8 Exchange of Certificates.

(a) Paying Agent; Investment by Paying Agent of Funds. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent. Parent shall irrevocably deposit, or cause to be deposited, with the Paying Agent at or prior to the Closing, a cash amount in immediately available funds necessary for the Paying Agent to make all payments of the Merger Consideration as contemplated by Section 2.7(c). The aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall be payable by the Paying Agent to Parent as provided in Parent’s agreement with the Paying Agent. No investment or investment losses resulting from such investment by the Paying Agent of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article II and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.8(a). No investment by the Paying Agent of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available or cause to be made available to the Paying Agent, from time to time as needed, additional cash to pay the Merger Consideration as contemplated by this Article II without interest.

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time (but in no event more than three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (other than the holders of Shares cancelled pursuant to Section 2.7(b)) (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration, in each case, in a customary form to be reasonably agreed upon by Parent and the Company prior to Closing. Upon surrender of Certificates for cancellation to the Paying Agent or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Merger Consideration, without interest, for each share of Company Common Stock surrendered, and any Certificates surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration in the name of a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.8, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration without interest and subject to any required withholding Taxes, if any, as described in Section 2.11, except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon and subject to any required withholding Taxes, if any, as described in Section 2.11. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any other provision of this Agreement, none of Parent, the Merger Sub, the Surviving Corporation, the Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.9 Treatment of Equity Awards.

(a) Company Restricted Shares. Immediately prior to the Effective Time, each Company Restricted Share that is outstanding shall be converted into a vested right to receive cash in an amount equal to the Merger Consideration.

(b) Company RSUs. Immediately prior to the Effective Time, each Company RSU that is outstanding shall be converted into a vested right to receive cash in an amount equal to the Merger Consideration; provided, that, those Company RSUs granted pursuant to the Producers Retention Plan described in Section 5.1(a)(viii) of the Company Disclosure Schedule that are outstanding shall be converted into a right to receive cash in an amount equal to the Merger Consideration, which right shall remain subject to the vesting and payment schedule set forth in Section 5.1(a)(viii) of the Company Disclosure Schedule.

(c) Company Stock Options. At least twenty (20) Business Days prior to the Closing Date, the Company shall provide each holder of a Company Stock Option with a written notice pursuant to Section 12(c) of the Company’s 2007 Global Share Plan, Section 4.2(c) of the Company’s 2011 Incentive Compensation Plan or Section 4.3(c) of the Company’s 2016 Incentive Compensation Plan, as applicable, which notice shall specify that the holder’s Company Stock Options (i) shall not be assumed or substituted for by the Parent, (ii) shall be fully vested and exercisable as of immediately prior to, and contingent upon, the Closing, and (iii) may be exercisable by the holder, as of immediately prior to and contingent upon, the Closing, on a net-settlement basis, subject to the holder’s delivery to the Company of a written notice of exercise no later than five (5) Business Days prior to the Closing, and that if such holder fails to so exercise such Company Stock Options, such Company Stock Options that are unexercised as of the Closing shall automatically be canceled and receive an amount equal to the product of (A) the number of shares subject to the holder’s Company Stock Options and (B) the excess, if any, of (y) the Merger Consideration minus (z) the applicable exercise price; provided that any Company Stock Option that has an exercise price that is equal to or exceeds the Merger Consideration shall terminate and be canceled for no consideration.

(d) Necessary Actions. The Company Board, and to the extent required, any committee thereof, will take such actions as are necessary with respect to Company Restricted Shares, Company RSUs and Company Stock Options to implement the provisions of this Section 2.9.

(e) Funding. No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the Surviving Corporation’s obligations under this Section 2.9. All payments required under this Section 2.9 shall be made through the Company’s payroll not later than the tenth (10th) Business Day following the Effective Time or, if earlier, the first regular payroll date following the Effective Time; provided that for Company RSUs that are considered non-qualified deferred compensation under Section 409A of the Code, such payments shall be made at the time required under the applicable arrangement.

Section 2.10 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible or exchangeable therefor) shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination or exchange of shares, or any stock dividend or stock distribution with a record date during such period, the Offer Price and the Merger Consideration shall automatically be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing in this Section 2.10 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.11 Withholding Rights. Parent, the Surviving Corporation, Merger Sub, and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, including in connection with both the Offer and the Merger, such amounts that Parent, the Surviving Corporation, Merger Sub or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation, Merger Sub, or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent in connection with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section of the Company Disclosure Schedule shall be deemed to qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this Article III to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty) or (b) as set forth in any of the Company SEC Documents filed since January 1, 2015 and publicly available at least two (2) Business Day prior to the date of this Agreement, excluding in the case of this clause (b) any disclosure under the headings “Risk Factors” or “Forward Looking Statements” or in any other sections that is predictive, cautionary or forward-looking in nature, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(b) Each Subsidiary of the Company and the JV is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except in each case where the failure to be so duly organized, validly existing and in good standing, individually or in the aggregate, would not reasonably be expected to have a material and adverse effect on the Company and its Subsidiaries taken as a whole (a “Company Material Impact”) .

(c) The Company, each Subsidiary of the Company and the JV is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Impact. Each of the Subsidiaries of the Company and the JV has all requisite power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Company Material Impact.

(d) Except as provided on Section 3.1(d) of the Company Disclosure Schedule, Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, sets forth a true, correct, and complete list of all Subsidiaries of the Company as of the date of this Agreement. The members of the JV, and their respective ownership interests therein, in each case, as of the date of this Agreement, are described in Section 3.1(d) of the Company Disclosure Schedule. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company and the Company’s membership interests in the JV are (i) owned directly or indirectly by the Company free and clear of all Liens (other than Permitted Liens), except for such transfer restrictions as are contained in the articles of incorporation or bylaws (or any equivalent constituent documents) of such Subsidiary or the JV or for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) and other applicable Laws, (ii) duly authorized, validly issued, fully paid and nonassessable and (iii) not subject to, or issued in violation of, any preemptive right. None of the Company, any of the Company’s Subsidiaries nor the JV has or is subject to or bound by or, at either the Acceptance Time or the Effective Time, will have or be subject to or be bound by, any outstanding option, warrant, call, subscription or other right (including any preemptive or similar right and whether or not currently exercisable), agreement, or commitment that (1) obligates the Company, any Subsidiary of the Company or the JV to issue, sell or transfer, or repurchase, redeem, or otherwise acquire, any shares of the capital stock of, or other equity or voting interests in, any Subsidiary of the Company or the JV, (2) obligates the Company, any of its Subsidiaries or the JV to provide funds or make any investment (in the form of a loan, capital contribution, or otherwise) in any such Subsidiary, the JV or any other entity, (3) restricts the transfer of any shares of capital stock of, or other equity or voting interests in any of the Company’s Subsidiaries or the JV, or (4) is a stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or relates to the holding, voting, or disposition of any shares of capital stock of, or other equity or voting interests in, any Company Subsidiaries or the JV.

(e) The Company has delivered or made available to Parent true, complete and correct copies of the Certificate of Incorporation and Bylaws (or limited liability company agreement or other organizational documents, as applicable) of the Company, each of its Subsidiaries and the JV, in each case as amended and in effect as of the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”). At the close of business on July 8, 2016, (i) 33,088,222 shares of Company Common Stock were issued and outstanding (including 194,423 Company Restricted Shares), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) Company RSUs with respect to an aggregate of 189,284 shares of Company Common Stock were issued and outstanding and (iv) Company Stock Options with respect to an aggregate of 1,849,185 shares of Company Common Stock were issued and outstanding.

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company RSUs, and all shares of Company Common Stock that may be issued upon the exercise of Company Stock Options, will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive rights, rights of first offer, rights of first refusal or similar rights. Except as set forth in Section 3.2(a), or pursuant to the terms of this Agreement, as of the date hereof, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company, (ii) any warrants, calls, options, commitments, subscriptions or other rights to acquire from the Company, or any other obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, or any securities convertible into or exchangeable for any capital stock, capital stock or voting securities of, or other equity interests in, the Company, or (iii) equity equivalents, interests in the ownership or earnings of the Company or other similar rights (the foregoing clauses (i), (ii) and (iii), collectively, “Equity Securities”). Except pursuant to the Company Stock Plans, there are not any outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities. There are no preemptive rights, rights of first offer, rights of first refusal, subscriptions, stock appreciation rights, phantom stock rights, profit participation rights, redemption rights, repurchase rights, or other agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company. There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company RSU, each Company Restricted Share and each Company Stock Option outstanding as of the date of this Agreement and the Company Stock Plan under which such award was granted.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, all equity interests of each Subsidiary of the Company and the JV are, to the extent owned directly or indirectly by the Company, free and clear of all Liens (other than Permitted Liens).

Section 3.3 Authority; Non-contravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The Company Board, at a meeting duly called and held at which a quorum was present, unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interest of the Company and its stockholders, (iii) declaring this Agreement and the transactions contemplated herein advisable and (iv) recommending that the Company’s stockholders accept the Offer and tender their Shares into the Offer (the resolution adopted as contemplated by the foregoing clause (iv), the “Company Board Recommendation”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for any action required pursuant to Section 2.9(d), no other corporate action on the part of the Company is necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by the Company do not, and neither the consummation by the Company of the Transactions nor compliance by the Company with any of the terms or provisions hereof will, assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, (1) violate any Law applicable to the Company, any of its Subsidiaries or the JV, or (2) assuming that each of the consents and notices specified in Section 3.3(b) of the Company Disclosure Schedule is obtained or given, as applicable, conflict with or result in a violation, constitute a breach of or default under, or an event which, with or without notice or lapse of time, or both, would constitute a violation, breach of, or default under, or give rise to a right to exercise any remedy under or a right of termination, cancellation, supplement, modification or acceleration of any obligation or to the loss of a benefit under, or result (or, with or without notice or lapse of time, or both, would result) in the creation or imposition of any Lien upon any of the properties or assets of the Company, any of its Subsidiaries or the JV under, any Company Material Contract or any material license, franchise, permit, certificate, approval or other similar authorization or any applicable Law affecting, or relating in any way to, the assets or business of the Company, its Subsidiaries and the JV, except, in each case, for conflicts, breaches, defaults, violations, rights, losses or Liens that individually or in the aggregate would not reasonably be expected to have a Company Material Impact.

Section 3.4 Governmental Approvals. Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3 and except for (a) the filing with the SEC of the Offer Documents and the Schedule 14D-9 relating to the Offer and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of the NASDAQ, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and approvals or filings required under, and compliance with other applicable requirements of, any foreign Antitrust Laws as set forth in Section 3.4 of the Company Disclosure Schedules, and (d) filings by Parent, Merger Sub or their Affiliates required under, and compliance by Parent, Merger Sub or their Affiliates with other applicable requirements of, any other Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company, and the consummation by the Company of the Transactions, other than as would not reasonably be expected to have a Company Material Impact.

Section 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports, schedules, proxy statements and other documents with the SEC required to be filed or furnished since January 1, 2014, as such statements, reports and documents may have been amended since the date of their filing (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved written comments received from the SEC with respect to any of the Company SEC Documents.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, and the consolidated results of its operations and cash flows, as of each of the dates and for the periods shown, as applicable, in conformity with GAAP.

(c) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January, 1 2014, the Company has disclosed to the Company’s auditors and the Audit Committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that were known to the Company and (B) any fraud or allegation of fraud known to the Company that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) None of the Company and its Subsidiaries is a party to, nor has any commitment to become a party to, any off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among one or more of the Company and its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), in each case where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(e) Neither the Company nor any of its Subsidiaries has any liabilities or obligations, including in respect of Taxes, which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities or obligations (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of March 31, 2016 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions or (iv) otherwise as would not reasonably be expected to have a Company Material Impact.

Section 3.6 Absence of Certain Changes. From January 1, 2016 to the date of this Agreement, (a) except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been (i) any circumstance, development, change, event, occurrence or effect that individually or in the aggregate has had or would reasonably be expected to have, a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any extraordinary dividend or other distribution (whether in cash, stock or property) with respect to the Company Common Stock or any repurchase or redemption for value by the Company of Company Common Stock, (iii) any split, combination or reclassification of the Company Common Stock, (iv) any disposition of any material assets of the Company or any Subsidiary, except in the ordinary course of business consistent with past practice, or (v) any authorization of, or commitment or agreement to take, any of the actions described in clauses (ii) through (iv).

Section 3.7 Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened, Claim against the Company, any of its Subsidiaries or the JV or their respective properties or assets, nor is there any injunction, order, judgment, ruling or decree imposed upon the Company, any of its Subsidiaries or the JV, in each case, by or before any Governmental Authority, other than those that would not reasonably be expected to have a Company Material Impact. None of the Company, its Subsidiaries or the JV is subject to any outstanding charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award, or settlement, whether civil, criminal, or administrative, and whether formal or informal, in each case, by any Governmental Authority, other than those that would not reasonably be expected to have a Company Material Impact.

Section 3.8 Compliance With Laws; Permits.

(a) The Company, its Subsidiaries and the JV are, and have at all times since January 1, 2014 been, in compliance with all laws, statutes, ordinances, codes, rules, regulations, rulings, decrees, stipulation, determination, judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”), including those of the United States Food and Drug Administration, the U.S. Drug Enforcement Administration, the United States Department of Health and Human Services, the Centers for Medicare and Medicaid Services, the Department of Veterans Affairs, and Health Canada, applicable to the Company or any of its Subsidiaries, including those Laws relating to state, provincial or federal sales and marketing practices, off label promotion, interactions with healthcare providers, including remuneration, government health care program price reporting, transparency reporting, including federal and state sunshine reporting, good clinical practices, good manufacturing practices, good laboratory practices, data privacy, advertising and promotion, pre- and post-marketing adverse drug experience and adverse drug reaction reporting and all other pre- and post-marketing reporting requirements, as applicable, except as would not reasonably be expected to have a Company Material Impact. Since January 1, 2014, none of the Company and its Subsidiaries has received written notice from any Governmental Authority alleging that it is in violation of any applicable Law where such violations could reasonably be expected to have a Company Material Impact. As of the date of this Agreement, no investigation or review by any Governmental Authority with respect to any of the Company and its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except as would not reasonably be expected to have a Company Material Impact.

(b) The Company, each of its Subsidiaries and the JV hold, and at all times since January 1, 2014 have been in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”), and each Company Permit has been validly issued or obtained and is in full force and effect, except, in each case, as would not reasonably be expected to have a Company Material Impact. No action or investigation is pending or, to the Knowledge of the Company, threatened to suspend, modify, cancel, revoke, remove or withdraw any Company Permit, except as would not reasonably be expected to have a Company Material Impact.

Section 3.9 Regulatory Matters.

(a) Since January 1, 2014, all reports, applications and documents required to be filed or furnished to the FDA or any other applicable Regulatory Authority by the Company, any of its Subsidiaries or the JV have been so filed or furnished in a timely manner, except where the failure to file or furnish would not reasonably be expected to have a Company Material Impact. All such reports, applications and documents were true and correct as of the date of submission (or were corrected in or supplemented by a subsequent filing), except as would not reasonably be expected to have a Company Material Impact.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) there are no, and since January 1, 2014 have not been any, inspection observations, warning or untitled letters, notices pursuant to 21 U.S.C. § 335 or similar documents issued to the Company, its Subsidiaries or the JV or, to the Knowledge of the Company, any third party that supplies any active pharmaceutical ingredient or finished drug product for any Product or conducts any bioequivalence or bioavailability studies for any Product by the FDA, Health Canada or any other applicable Regulatory Authority that assert a lack of compliance with any applicable Laws or Regulatory Authorizations; (ii) to the Knowledge of the Company, there are no, and since January 1, 2015 have not been any, Product recalls, warnings, notifications, field alerts or safety alerts publicly issued or conducted by the Company, its Subsidiaries or the JV, the FDA, Health Canada or any other Regulatory Authorities with respect to the Products, and none of the foregoing is currently planned by the Company, its Subsidiaries or the JV or threatened by the FDA, Health Canada or any other Regulatory Authorities; and (iii) to the Knowledge of the Company, since January 1, 2015, none of the Company, its Subsidiaries or the JV has received written notice of any pending or threatened claim or investigation by the FDA, Health Canada or any other applicable Regulatory Authority.

(c) None of the Company, its Subsidiaries or the JV, nor any of their respective officers, directors, employees, or contractors: (i) has been debarred, disqualified or excluded by FDA, Health Canada or any other applicable Regulatory Authority under 21 U.S.C. § 335a, 42 U.S.C. § 1320a-7 or any similar Law; (ii) has been convicted of any crime or engaged in any conduct which would reasonably be expected to result in criminal liability, civil fraud charges by a Governmental Authority, debarment or disqualification by the FDA, Health Canada or any other applicable Regulatory Authority; (iii) is the subject of any pending or, to the Knowledge of the Company, threatened investigation by the FDA or any other applicable Regulatory Authority pursuant to the FDA policy respecting “Fraud, Untrue Statements of

Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any similar policy; or (iv) has entered into any consent decree or governmental order pursuant to any applicable Law.

(d) Except as would not reasonably be expected to have a Company Material Impact, all clinical studies conducted or being conducted with respect to any of the Products of the Company, its Subsidiaries or the JV by the Company, any Subsidiary of the Company or the JV have been, and are being, conducted in compliance with the applicable Laws governing the conduct of clinical studies issued by the FDA, Health Canada or any other applicable Regulatory Authority.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, no Product of the Company, any of its Subsidiaries or the JV in inventory is adulterated or misbranded or, if already sold, was adulterated or misbranded at the time of sale. All Product labeling is in compliance in all material respects with the applicable Laws and requirements of the applicable Regulatory Authority.

(f) The Company has disclosed or described in reasonable detail to Parent or its Representatives the status of all open matters (excluding general correspondence regarding the Company’s pending ANDA filings) involving the Company and its Subsidiaries pending as of the date hereof before the FDA or Health Canada, except as would not reasonably be expected to have a Company Material Impact.

Section 3.10 Tax Matters. Except where the failure would not reasonably be expected to have a Company Material Impact:

(a) Each of the Company, its Subsidiaries and the JV has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete;

(b) All Taxes with respect to the Company, each of its Subsidiaries and the JV have been timely paid (whether or not such Taxes are shown to be due or owing on any Tax Returns filed by the Company, any of its Subsidiaries or the JV) other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings;

(c) The Company, each of its Subsidiaries and the JV have timely withheld and paid over to the appropriate Governmental Authority all Taxes which they are required to withhold from amounts paid or owing to any employee, shareholder, creditor, holder of securities or other third party, and the Company, each of its Subsidiaries and the JV have complied with all information reporting (including Forms 1099) and backup withholding requirements under applicable Law, including maintenance of required records with respect thereto;

(d) No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company, any of its Subsidiaries or the JV in writing, which has not been fully paid or adequately reserved in the Company SEC Documents;

(e) No audit or other administrative or court proceedings are pending or threatened in writing with any Governmental Authority with respect to Taxes of the Company, any of its Subsidiaries or the JV, and no written notice thereof has been received;

(f) Within the past two (2) years, none of the Company, any of its Subsidiaries or the JV has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(g) None of the Company, any of its Subsidiaries or the JV has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired;

(h) None of the Company, any of its Subsidiaries or the JV (i) has been a member of any affiliated group that filed or was required to file a consolidated, combined unitary or similar Tax Return (other than a group the common parent of which was the Company) and (ii) is or may be liable for Taxes of any Person (other than Taxes of any of the Company, any of its Subsidiaries of the JV) by reason of contract, agreement (including any tax sharing agreement), assumption, transferee, successor or similar liability, operation of law, Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any similar provision of state, local or foreign Law) or otherwise, excluding, for this purpose, in each case any contract or agreement the primary purpose of which is not Taxes;

(i) None of the Company, any of its Subsidiaries or the JV is or will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing as a result of using an improper method of accounting or any change in (or application to change) accounting methods made prior to the Closing pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law);

(j) None of the Company, any of its Subsidiaries or the JV will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion of any period) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition effected on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in U.S. Treasury Regulations under section 1502 of the Code; or (iv) election under section 108(i) of the Code; and

(k) None of the Company, any of its Subsidiaries or the JV has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state Law).

(l) For purposes of this Agreement: (i) “Taxes” shall mean all federal, state, provincial, municipal, local or foreign taxes, charges, withholdings, fees, imposts, duties, levies or other assessments or charges, including all income, gross receipts, franchise, alternative minimum, add-on minimum, sales, use, transfer, value added, excise, severance, stamp, customs, duties, real property, personal property, capital stock, social security, unemployment, payroll, franchise, windfall profit, license, registration, employee or other withholding, estimated taxes, including any interest, penalties or additions to tax imposed by any Governmental Authority in connection with any of the foregoing and (ii) “Tax Returns” shall mean any return, report, declaration, claim for refund, election, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(m) This Section 3.10, together with Section 3.11 (to the extent related to Taxes) constitutes the sole and exclusive representation and warranty of the Company regarding Tax matters.

Section 3.11 Employee Benefits Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material Company Plan. With respect to each material Company Plan, the Company has, to the extent applicable, furnished or made available to Parent true, correct and complete copies of: (i) the current plan document for each Company Plan (or to the extent that no such copies exist, an accurate description of the material terms thereof), (ii) the most recent annual reports on Form 5500 and attached schedules required to be filed with the Department of Labor with respect to each Company Plan (if any such report was required), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, and (iv) each trust agreement relating to any Company Plan.

(b) Each Company Plan has been established, administered, funded or accrued for, and operated, and is in compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws, except where such noncompliance would not reasonably be expected to have a Company Material Impact.

(c) With respect to each Company Plan, (i) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course) that would reasonably be expected to have a Company Material Impact, (ii) to the Knowledge of the Company no facts or circumstances exist that would reasonably be expected to give rise to any such claim, and (iii) to the Knowledge of the Company no Company Plan is currently under investigation or audit by any Governmental Authority.

(d) All Company Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or has filed a timely application therefor, or are in the form of a prototype or volume submitter plan that is the subject of a favorable opinion letter from the IRS and, to the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to cause the loss of such qualification. The Company has furnished or made available to Parent a correct and complete copy of the most recent determination or opinion letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(e) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has or would reasonably expect to have any liability with respect to (i) a multiemployer plan (as defined in Section 3(37) of ERISA or 4001(a)(3) of ERISA), (ii) a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. To the Knowledge of the Company, no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries to any liability in respect of any such plans.

(f) No Company Plan provides any post-employment health, medical, or life insurance for any current or former employee or individual service provider, except as may be required under COBRA, and at the expense of the employee or former employee or individual service provider.

(g) Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, the consummation of the Transactions will not, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former employee or service provider of the Company to severance pay or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such current or former employee or service provider, (iii) result in an increase in the amount of any payment, compensation or benefit due to any current or former employee or service provider, and (iv) result in any funding (through a grantor trust or otherwise) of any compensation or benefit due to any current or former employee or service provider. No amounts payable under the Company Plans will constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. The parties acknowledge that this Section 3.11(g) shall not apply to any arrangements entered into at the discretion of Parent or between Parent and its affiliates, on the other hand, and a disqualified individual on the other hand (“Parent Arrangements”) so that, for the avoidance of doubt, compliance with this Section 3.11(g) shall be determined as if such Parent Arrangements had not been entered into.

(h) Except as would not reasonably be expected to have a Company Material Impact, any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company or any of its Subsidiaries makes, is obligated to make or promises to make payment complies, in both form and operation, in all material respects with the requirements of Section 409A of the Code and the guidance thereunder.

(i) With respect to each Non-U.S. Plan, including any such Non-U.S. Plan required to be maintained or contributed to by applicable Law, except as would not reasonably be expected to have a Company Material Impact, (i) all employer and employee contributions to each Non-U.S. Plan required by applicable Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, (ii) the fair market value of the assets of each funded Non-U.S. Plan, the liability of each insurer for any Non-U.S. Plan funded through insurance or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date hereof, with respect to all current and former participants in such Non-U.S. Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Plan, and (iii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.12 Labor.

(a) Neither the Company, any of its Subsidiaries nor the JV is party to any collective bargaining agreement nor, to the Knowledge of the Company, is any such agreement currently being negotiated. As of the date of this Agreement, to the Knowledge of the Company, there are no organizing activities involving the Company, any of its Subsidiaries or the JV pending with any labor organization or group of employees of the Company, any of its Subsidiaries or the JV. Since January 1, 2014, there has not been any labor strike, material slowdown, picketing, lockout or material work stoppage, or, to the Knowledge of the Company, threat thereof, by or with respect to any employee of the Company, any of its Subsidiaries or the JV.

(b) Except as would not reasonably be expected to have a Company Material Impact, there are no actions, charges, labor disputes, or investigations pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or labor organization alleging violations of Laws relating to wage and hour (including the payment of compensation for minimum wage, hours worked, meal and rest periods, and overtime), collective bargaining, discrimination, harassment, civil rights, work eligibility and authorization, child labor, equal employment opportunity, the WARN Act, 29 U.S.C. § 2109 et seq. or the regulations promulgated thereunder, immigration, pay equity, safety and health and workers’ compensation. The Company, its Subsidiaries and the JV are, and have at all times since January 1, 2014 been, in compliance with such Laws, except as would not reasonably be expected to have a Company Material Impact.

(c) To the Knowledge of the Company, each employee of the Company, its Subsidiaries and the JV has provided appropriate documentation demonstrating that the employee is legally permitted to be employed in the jurisdiction in which such employee is employed. Except as would not reasonably be expected to have a Company Material Impact, neither the Company, any of its Subsidiaries nor the JV has any actual or contingent liability with respect to: (1) the misclassification of any Person as an independent contractor rather than as an employee, (2) as an “exempt” employee rather than a “non-exempt” employee (within the meaning of FLSA), (3) with respect to such Person’s status as a leased employee, or (4) with respect to any volunteers, unpaid interns, or any other unpaid workers.

(d) Neither the Company, any of its Subsidiaries nor the JV has incurred any liability or obligation under the WARN Act, and the regulations promulgated thereunder, or any similar state or local Law, that remains unsatisfied, except as would not reasonably be expected to have a Company Material Impact.

(e) To the Knowledge of the Company, there is no representation petition pending, threatened or anticipated with respect to any employee of the Company, any of its Subsidiaries or the JV.

(f) Except as would not reasonably be expected to have a Company Material Impact, to the Knowledge of the Company, no employee of the Company, any of its Subsidiaries or the JV is in violation of any term of any employment Contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries or the JV because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

Section 3.13 Environmental Matters. Except for those matters that would not reasonably be expected to have a Company Material Impact: (a) each of the Company, its Subsidiaries and the JV, is, and since January 1, 2014 has been, in compliance with all applicable Environmental Laws; (b) each of the Company, its Subsidiaries and the JV, have obtained and possess all Company Permits required under Environmental Laws for the operation of their facilities and respective businesses, and are in compliance with all such Company Permits; (c) there is no claim, suit, action or proceeding (whether civil, criminal, or administrative) relating to or arising under Environmental Laws that is pending or threatened in writing against the Company, its Subsidiaries and, to the Knowledge of the Company, the JV, which, if adversely determined, would reasonably be expected to result in a liability of the Company or any of its Subsidiaries; (d) there have been no Releases, generation, treatment, storage, disposal or transport of any Hazardous Material, at, on, under or from any Real Property except in compliance with Environmental Laws and as would not give rise to any liability of the Company, its Subsidiaries or the JV; (e) neither the Company, its Subsidiaries nor the JV, is the subject of any order, settlement, judgment, injunction or decree that is outstanding and was issued pursuant to Environmental Laws; (f) since January 1, 2014, neither the Company, its Subsidiaries nor the JV has received any written notice involving any uncompleted, outstanding or unresolved violations of or liabilities, including investigatory, corrective or remedial obligations, relating to or arising under Environmental Laws (including relating to or arising from the release of or exposure to any Hazardous Material); (g) neither the Company, its Subsidiaries nor, to the Knowledge of the Company, the JV has contractually assumed any liability under Environmental Law of any predecessors or any other Person; and (h) the Company has made available to Parent a copy of all environmental reports generally referred to as Phase I and Phase II reports prepared on behalf of the Company, its Subsidiaries or the JV during the past 5 years, which are in the possession or reasonable control of the Company, its Subsidiaries or the JV. This Section 3.13, Section 3.5 and Section 3.7 constitute the sole and exclusive representation and warranty of the Company regarding environmental matters, including all matters arising under Environmental Laws.

Section 3.14 Intellectual Property.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and/or its Subsidiary owns or has the right to use pursuant to a valid license or other valid right to use, free and clear of all Liens (except Permitted Liens), all

Intellectual Property that is used in the conduct of the business, as currently conducted, of the Company and its Subsidiaries, taken as a whole. Section 3.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Intellectual Property owned by the Company and its Subsidiaries that is registered, issued or the subject of a pending application, and, except as set forth on Section 3.14(a) of the Company Disclosure Schedule, each such material registration, issuance and application is valid and has not expired or been cancelled, abandoned or otherwise terminated, and all renewal or maintenance filings and fees payments in respect thereof have been duly paid.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i)(A) the conduct of the business of the Company, its Subsidiaries and the JV as currently conducted is not infringing any third party’s Intellectual Property rights and (B) there is no claim, action or other proceeding being asserted by any third party alleging such infringement that is pending or being threatened against the Company, any of its Subsidiaries or the JV; (ii) except as set forth on Section 3.14(b) of the Company Disclosure Schedule, to the Knowledge of the Company, there is no existing fact or circumstance that would be expected to give rise to any such claim; and (iii)(A) to the Knowledge of the Company, no third party is infringing any Intellectual Property rights owned by the Company or any of its Subsidiaries and (B) there is no claim, action or other proceeding being asserted by the Company or any of its Subsidiaries alleging such infringement that is pending or, to the Knowledge of the Company, being threatened in writing against any third party.

(c) Except as would not reasonably be expected to have a Company Material Impact, (i) the systems, software rights, networks and other information technology assets owned by the Company, its Subsidiaries and the JV (“IT Assets”) operate and perform in all respects as is necessary for the operation of their business as currently conducted, and (ii) since January 1, 2014, there has been no failure or breach of the IT Assets that has not been resolved to the Company’s or its applicable Subsidiary’s satisfaction. The Company, its Subsidiaries and the JV have taken commercially reasonable steps to protect their IT Assets and Personal Data against loss, unauthorized access or misuse. To the Knowledge of the Company, there has been no unauthorized access to or use of any IT Assets or Personal Data in the possession or control of the Company, its Subsidiaries or the JV.

Section 3.15 Real Property.

(a) Section 3.15 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all the real property owned, leased, subleased, licensed or otherwise occupied by the Company and its Subsidiaries (“Real Property”), and, for each parcel of Real Property, identifies the street address of such Real Property.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has either good and valid title or a valid leasehold interest, an easement or other rights to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, in each case free and clear of all Liens (except in all cases for Permitted Liens).

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all leases, easements or other agreements under which the Company or any of its Subsidiaries lease, access or use any real property are valid, binding and in full force and effect against the Company or such Subsidiary, as applicable, and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms and constitute the entire agreement between the Company or such Subsidiary, as applicable, and the counterparty with respect to the applicable lease, easement or other agreement, and neither the Company nor any of its Subsidiaries are in default under any of such leases, easements or other agreements.

(d) Neither the Company nor any of its Subsidiaries has leased, subleased or otherwise granted to any person the right to use or occupy all or any material portion of any real property, and other than the right of Parent pursuant to this Agreement, neither the Company nor any of its Subsidiaries has granted any outstanding options, rights of first refusal, rights of first offer or other third party rights to purchase its interest in any Real Property or any material portion thereof.

(e) Except as would not reasonably be expected to have a Company Material Impact, to the Knowledge of the Company, there is no pending or threatened appropriation, condemnation or like Claim, or sale or other disposition in lieu of condemnation, affecting any real property or any part thereof which could reasonably be expected to interfere in any manner with the current use thereof by the Company or its Subsidiaries.

Section 3.16 Contracts.

(a) Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party or is subject to any Contract that (i) is required to be filed as an exhibit to any Company SEC Document that is not so filed as required by the Securities Act or the Exchange Act, as the case may be, (ii) contains covenants that materially limit the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could materially restrict or purport to materially restrict the ability of the Surviving Corporation or any of its Subsidiaries): (A) to compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions), (B) to purchase or acquire an interest in any other entity, or (C) to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (including any right of first refusal or right of first offer provisions) other than in the ordinary course of business (iii) pursuant to which the Company or any of its Subsidiaries has granted any exclusive marketing, sales representative or distribution rights to any third party, (iv) other than solely among wholly owned Subsidiaries of the Company, relates to indebtedness in excess of $15,000,000, (v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person, which acquisition or disposition has yet to be consummated or contains material ongoing obligations or contingent liabilities, (vi) (A) is a Contract with a vendor which by its terms calls for, or which the Company reasonably believes will result in, future aggregate payments by the Company and its Subsidiaries under such Contract of more than $25,000,000 in 2016 or 2017 (including by means of royalty payments), or (B) is a Contract with a customer that the Company reasonably believes will constitute more than 25% of the

Company’s net sales for 2016, (vii) which the Company, any of its Subsidiaries or the JV has advanced or loaned an amount to any Person or provided a guarantee in respect of any Person (other than the Company or any of its Subsidiaries), other than trade credit, prepayments or deposits in the ordinary course of business consistent with past practice or ordinary expense advances to employees, or (viii) which the Company, any of its Subsidiaries or the JV has continuing indemnification obligations to any Person that would reasonably be expected to result in liability to the Company or its Subsidiaries greater than $5,000,000, other than those entered into in the ordinary course of business consistent with past practice (each of the foregoing, a “Company Material Contract”).

(b) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect would not reasonably be expected to have a Company Material Impact. Not later than one (1) Business Day prior to the date of this Agreement, the Company has either delivered or otherwise made available to Parent an accurate and complete copy of each Company Material Contract as of the date of this Agreement or has publicly made available such Company Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract and neither the Company nor, to the Knowledge of the Company, the other party is in breach of or default under any Company Material Contract and, neither the Company, or to the Knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Company Material Contract, except, in each case, as would not reasonably be expected to have a Company Material Impact. Except as would not reasonably be expected to have a Company Material Impact, since January 1, 2015, the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Company Material Contract in effect on the date of this Agreement, except for notices which have been withdrawn or where the period for the taking of the threatened action has lapsed without such action having been taken.

Section 3.17 Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.7, the Company Board has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreement, and the timely consummation of the Offer, the Merger and the other Transaction and will not restrict, impair or delay the ability of Parent or Merger Sub to vote or otherwise exercise all rights as a stockholder of the Company. No “fair price,” “moratorium,” “control share acquisition” or other antitakeover Laws, including Section 203 of the DGCL (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Acceptance Time or the Effective Time will be, applicable to the Shares, the Offer, the Merger or the other transactions contemplated herein.

Section 3.18 Opinion of Financial Advisor. The Company Board has received, as of the date of this Agreement, the opinions of Morgan Stanley & Co. LLC and Perella Weinberg Partners LP, in each case, to the effect that, as of the date hereof, and subject to the various assumptions and limitations set forth therein, the Offer Price to be received in the Offer and the Merger Consideration to be received in the Merger by holders of the Company Common Stock (other than Dissenting Stockholder Shares and shares to be cancelled pursuant to Section 2.7(b)) is fair from a financial point of view to the holders of the Company Common Stock.

Section 3.19 Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC and Perella Weinberg Partners LP, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.20 Company Stockholder Approval. Assuming the Offer is consummated in accordance with the terms of this Agreement and assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 4.7, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer, the Merger or any other transaction contemplated herein.

Section 3.21 Insurance. As of the date of this Agreement, the Company and each of its Subsidiaries are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. None of the Company and its Subsidiaries is in default with respect to any material provision contained in any material insurance policy nor has the Company or any of its Subsidiaries failed to give any material notice or present any material claim under any such policy in due and timely fashion since January 1, 2014. There are no material outstanding unpaid claims under any such policy. Since January 1, 2014, none of the Company or any of its Subsidiaries has received written notice of cancellation or non-renewal of any such policy.

Section 3.22 Certain Business Practices. To the Knowledge of the Company, since January 1, 2014, none of the Company or its Subsidiaries, or any of their respective employees or Representatives (in each case, acting in the capacity of an employee or Representative of the Company or any of its Subsidiaries or any such other Person) has (a) used any material funds (whether of the Company, any Subsidiary or any such other Person or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (c) violated any provision of the Foreign Corrupt Practices Act of 1977 and any rules or regulations promulgated thereunder, anti-money laundering laws and any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since January 1, 2014, none of the Company or any of its Subsidiaries has received any written communication from a Governmental Authority that alleges any of the foregoing. The Company utilizes effective controls, procedures and an internal accounting controls system that it reasonably believes are sufficient to provide reasonable assurances that violations of the aforementioned laws, rules or regulations will be prevented, detected and deterred in all material respects.

Section 3.23 Title to Assets. Except as would not reasonably be expected to have a Company Material Impact, each of the Company and its Subsidiaries and, to the Knowledge of the Company, the JV has good and marketable title to, a valid leasehold interest in, or has the valid and enforceable right to use, all material personal property and assets used by it in connection with the conduct of its business as presently conducted, located on its premises or which are otherwise set forth in the Company SEC Documents, free and clear of all Liens (other than Permitted Liens).

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Corporate Power.

(a) Parent is a corporation duly organized and validly existing, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except in each case as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent and Merger Sub (including by the Parent Board and the Merger Sub Board) and adopted by the sole stockholder of Merger Sub, and no other corporate action on the part of

Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt or approve this Agreement and the Transactions.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not and neither the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation (Teikan) of Parent, in each case as amended to the date of this Agreement, or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) is obtained or given, as applicable, and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent, Merger Sub or any of their respective Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3 Governmental Approvals. Subject to the accuracy of the representations and warranties of the Company contained in Section 3.4 and except for (a) the filing with the SEC of the Offer Documents and the Schedule 14D-9 and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the NASDAQ in connection with this Agreement, the Offer and the Merger, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) filings required under, and compliance with other applicable requirements of the HSR Act, and (d) filings by the Company or its Affiliates required under, and compliance by the Company or its Affiliates with other applicable requirements of, any other Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except as payable solely by Parent or Merger Sub, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.5 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, all of which is duly authorized, validly issued, fully paid and non-assessable. Merger Sub was formed solely for the purpose of engaging in the Transactions. Merger Sub has no assets, liabilities or obligations and, since the date of its formation has not engaged in any business activities or conducted any operations except, in each case as arising from the execution of this Agreement and the performance of its covenants and agreements hereunder.

Section 4.6 Sufficient Funds. Parent and Merger Sub have the financial resources and capabilities to fully perform their obligations under this Agreement. At the Acceptance Time, Parent and Merger Sub shall have available sufficient cash and cash equivalents and other sources of immediately available funds to deliver the aggregate funds necessary for the payment to the Paying Agent of the aggregate Offer Price and the aggregate Merger Consideration, and any other amounts incurred or otherwise payable by Parent, Merger Sub or the Surviving Corporation in connection with the Transactions, and at such time there will be no restriction on the use of such cash for such purposes. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

Section 4.7 Share Ownership. Neither Parent nor Merger Sub has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub and their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Merger Sub and their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement and the Support Agreement.

Section 4.8 Legal Proceedings. There is no pending or, to the Knowledge of Parent, threatened, Claim against Parent, Merger Sub or any of their respective Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent, Merger Sub or any of their respective Subsidiaries, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9 Non-Reliance on Company Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon or will have any claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), nor shall any such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans have any effect on the obligations of Parent and Merger Sub set forth in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as contemplated or permitted by this Agreement, required by applicable Laws, as contemplated by any of the matters set forth in Section 5.1(a) of the Company Disclosure Schedule, or with the prior written consent of Parent, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, (x) the Company shall, and shall cause each of its Subsidiaries and the JV to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course and use commercially reasonable efforts to preserve intact in all material respects its present lines of business, preserve intact in all material respects its current business organizations, keep available the services of its current key officers and employees, maintain in effect all material Company Permits, rights and franchises, preserve satisfactory relationships with Governmental Authorities and those engaged in material business relationships with the Company, and (y) in furtherance of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, except (A) the issuance of Company Common Stock upon settlement of Company RSUs outstanding as of the date of this Agreement, (B) the issuance of Company Common Stock upon exercise of Company Stock Options outstanding as of the date of this Agreement, and (C) transactions solely among the Company and its wholly-owned Subsidiaries or solely among the Company’s wholly-owned Subsidiaries;

(ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except in connection with withholding to satisfy Tax obligations with respect to Company RSUs, Company Restricted Shares or Company Stock Options, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the settlement of Company RSUs, vesting of Company Restricted Shares or the exercise of Company Stock Options;

(iii) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, other than dividends paid or distributions made by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(iv) incur any Indebtedness in an outstanding principal amount in excess of $30,000,000 in the aggregate in any calendar year, except for Indebtedness (A) incurred to amend, restate, supplement, modify, replace, renew, extend, refinance or refund any existing Indebtedness which does not increase the principal balance thereof plus unused commitments, (B) for borrowed money incurred pursuant to (and up to the maximum amount permitted under) any Company Material Contract related to Indebtedness as in effect as of the date of this Agreement, (C) incurred in the ordinary course of business consistent with past practice or (D) among the Company and any of its wholly-owned Subsidiaries or among any of such wholly-owned Subsidiaries;

(v) (i) other than (A) in the ordinary course of business, (B) pursuant to the express terms of a Company Material Contract in effect as of the date of this Agreement, (C) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, or (D) transfers among the Company and any of its Subsidiaries, sell, transfer, lease, sublease, license, assign, abandon or otherwise dispose of or impair or restrict the use of (including, by merger, consolidation or sale of capital stock, other equity interests or assets) any entity, business, real or personal properties, assets or rights of the Company or any of its Subsidiaries (including capital stock or other equity interests of any Subsidiary of the Company) that have a current value in excess of $5,000,000 individually or $10,000,000 in the aggregate or any Company Intellectual Property that is material to the Company and its Subsidiaries taken as a whole, or (ii) grant any Lien (other than Permitted Lien) on any of its material assets;

(vi) authorize or make capital expenditures, except for capital expenditures (A) in the ordinary course of business, (B) as contemplated by the Company’s current long term plan that was made available to Parent prior to the date hereof, (C) as required by existing Contracts, or (D) other capital expenditures in an amount not exceeding $5,000,000 individually or $10,000,000 in the aggregate;

(vii) acquire (including by merger, consolidation, recapitalization, joint venture, equity purchase or otherwise) any corporation, partnership, limited liability company, other business organization or division thereof, or a material portion of the assets of any other Person, other than any such acquisition for consideration not exceeding $5,000,000 individually or $15,000,000 in the aggregate;

(viii) grant any increase in the salaries, bonuses, or other benefits payable by the Company or any of its Subsidiaries to any of their directors, officers, or current or former employees or service providers (provided that payments of cash bonuses and other cash awards made in the ordinary course of business consistent with past practice shall not constitute an increase under this Section 5.1(a)(viii)), other than (i) as required by applicable Law or the terms of Company Plans, (ii) as required by the terms of any plans, programs, or agreements existing on the date hereof, or (iii) other ordinary increases not inconsistent with the past practices of the Company or such Subsidiary;

(ix) accelerate the vesting or payment of any compensation to any of its current or former employees or service providers;

(x) hire or promote any employee except in the ordinary course of business;

(xi) adopt, amend or terminate any Company Plan except as required by Law or for immaterial or ministerial amendments;

(xii) make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;

(xiii) amend the Company Charter Documents or organizational documents of any Subsidiary of the Company (except for immaterial or ministerial amendments);

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xv) enter into any Contract that would be a Company Material Contract if entered into prior to the date hereof, or modify or amend in any material respect, or terminate or waive any material right under, any Company Material Contract, in each case, except in the ordinary course of business, or grant any release or relinquishment of any material right under any Company Material Contract (or other Contract that would be a Company Material Contract if entered into prior to the date hereof);

(xvi) release, assign, settle or compromise any material Claim against the Company or any of its Subsidiaries (excluding any Transaction Litigation), other than waivers, releases, assignments, settlements or compromises that, (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (1) equal to or less than the amounts specifically reserved with respect thereto on the consolidated financial statements of the Company included in the Company SEC Documents (including the notes thereto) or (2) that do not exceed $5,000,000 individually or $10,000,000 in the aggregate, and (B) with respect to any non-monetary terms and conditions therein, that do not impose any material restrictions on the business or operations of the Company and its Subsidiaries, taken as a whole, or impose any other material injunctive or equitable relief;

(xvii) enter into any new line of business;

(xviii) make or change any material Tax election, change any material method of Tax accounting, amend any material Tax Return or settle or compromise any material Tax liability, in each case, except as required by applicable Law or otherwise in the ordinary course of business; or

(xix) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, or any rights, warrants or options to acquire any shares of its capital stock, or make any other change with respect to its capital structure;

(xx) permit any material insurance policy to terminate or lapse without replacing such policy with substantially comparable coverage;

(xxi) make any loans or advances to any other Person, other than to the Company or any of its wholly owned Subsidiaries or advancement of expenses to employees in the ordinary course of business;

(xxii) authorize or commit or agree to take any of the foregoing actions.

(b) During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, Parent shall not, and shall not permit any of its Affiliates to, take or agree to take any action (including entering into agreements with respect to acquisitions, mergers and consolidation or business combinations) which would reasonably be expected to result in a Parent Material Adverse Effect.

(c) Until the Effective Time, each party hereto shall promptly notify the other parties in writing of any fact, change, condition, circumstance, or occurrence or nonoccurrence of any event of which it is aware that will, or is reasonably likely to, result in (i) any representation or warranty contained in this Agreement being or becoming untrue or inaccurate in any material respect or (ii) any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied; provided, however, that no such notification shall affect the representations and warranties of any of the parties or the conditions to the performance by the parties hereunder; provided, further, however, that no breach of Section 5.1(c)(i) shall be taken into account in determining whether the condition set forth in Section 2.1(b) of Annex I has been satisfied.

Section 5.2 [Intentionally Deleted].

Section 5.3 No Solicitation; Change in Recommendation.

(a) The Company agrees that it shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors and officers to, and shall use its reasonable best efforts to cause its other Representatives to, cease immediately all existing negotiations with any Person or its Representatives conducted heretofore with respect to any Takeover Proposal, immediately terminate access by any such Person or its Representative to any online data room maintained by or behalf of the Company, and promptly request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries previously furnished to them. Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors and officers not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate, or knowingly encourage any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions (except to notify such Person of the existence of the provisions of this Section 5.3) or negotiations regarding, or furnish to any Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, a Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or (iii) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to a Takeover Proposal or with respect to any proposal or offer that could reasonably be expected to lead to a Takeover Proposal.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), but subject to the last sentence of this Section 5.3(b), if the Company or any of its Subsidiaries, or any of its or their respective Representatives receives an unsolicited bona fide written Takeover Proposal made after the date of this Agreement, which did not result from any breach of this Section 5.3, the Company, the Company Board (or a duly authorized committee thereof) and the Company’s Representatives shall be permitted to (i) furnish, pursuant to (and only pursuant to) an Acceptable Confidentiality Agreement, information with respect to the Company and each of its Subsidiaries to the Person who has made the Takeover Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access and that was not previously provided to Parent, and (ii) participate in discussions or negotiations regarding such Takeover Proposal, in each case only if the Company’s Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Takeover Proposal is or could reasonably be expected to lead to or constitute a Superior Proposal. The Company will promptly (and in any event within 24 hours) notify Parent in writing of the receipt of any inquiries, proposals, or offers with respect to a Takeover Proposal by the Company or any of its Subsidiaries or Representatives and provide Parent with a copy of any written Takeover Proposal received (including any written agreements, arrangements, understandings, forms of agreements supplied to third parties, and any other material documents with respect to the Takeover Proposal) and a written statement with respect to any non-written Takeover Proposal or inquiry received, which statement shall include the identity of the parties making the Takeover Proposal or inquiry and the material terms thereof. The Company will keep Parent reasonably apprised in all material respects on a reasonably current basis of the status and content of any discussions regarding any Takeover Proposal with a third party. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3.

(c) Except as otherwise provided in this Agreement (including Section 5.3(d) or Section 5.3(e)), neither the Company Board nor any committee thereof shall (i)(A) withdraw, change, qualify, withhold or modify, or publicly propose to withdraw, change, qualify, withhold or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Takeover Proposal, (C) fail to include the Company Board Recommendation in the Schedule 14D-9 or (D) in the event a tender offer that constitutes a Takeover Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Takeover Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment (other than an Acceptable Confidentiality Agreement) providing for any Takeover Proposal (a “Company Acquisition Agreement”).

(d) Notwithstanding anything to the contrary in this Agreement:

(i) if the Company has received a bona fide written Takeover Proposal (which Takeover Proposal did not arise out of a breach of Section 5.3) that has not been withdrawn and the Company’s Board of Directors (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal, the Company’s Board of Directors (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.1(d)(ii) to accept such Takeover Proposal, if and only if (i) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change in response to the receipt of such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to take such action and terminate this Agreement pursuant to Section 7.1(d)(ii) at least five (5) Business Days prior to taking such action, which notice shall attach the most current draft of any Company Acquisition Agreement with respect to such Superior Proposal or, if no such draft exists, a summary of the material terms and conditions of such Superior Proposal (a “Notice of Intended Recommendation Change”) (it being understood that such Notice of Intended Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any change in price or material revision or amendment to the terms of a Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (ii)(A), (B) and (C) of this Section 5.3(d)(i) shall apply mutatis mutandis except that, in the case of such a new notice, all references to five (5) Business Days in this Section 5.3(d)(i) shall be deemed to refer to be three (3) Business Days); (B) during such five (5) Business Day period following Parent’s receipt of the Notice of Intended Recommendation Change, the Company shall, and shall cause its financial and legal advisors and other Representatives to, negotiate in good faith with Parent (if Parent has requested that they negotiate) to make such adjustments in the terms and conditions of this Agreement that Parent proposes to make; and (C) at the end of such five (5) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and that such Takeover Proposal still constitutes a Superior Proposal; or

(ii) other than in connection with a Takeover Proposal, the Company’s Board of Directors (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change in response to a Company Intervening Event, if and only if: (A) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (B) the Company then provides written notice to Parent (a “Notice of Intended Intervening Event”) that the Company intends to take such action and describing the Company Intervening Event that is the basis for such action in reasonable detail (it being understood that such Notice of Intended Intervening Event shall not in itself be deemed a Company Adverse Recommendation Change); (C) during the five (5) Business Day period following Parent’s receipt of the Notice of Intended Intervening Event, the Company shall, and shall cause its financial and legal advisors and other Representatives to, negotiate with Parent (if Parent has requested that they negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Intervening Event would no longer necessitate a Company Adverse Recommendation Change; and (D) following the end of such five (5) Business Day period, the Company’s Board of Directors shall then have determined in good faith, taking into account any changes to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer in response to the Notice of Intended Intervening Event, that the failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 5.3 or (iv) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company). No disclosures under this Section 5.3(e) shall be, in themselves, a breach of Section 5.3 or a basis for Parent to terminate this Agreement pursuant to Article VII.

(f) As used in this Agreement, “Takeover Proposal” shall mean any proposal or offer from any Person (other than Parent, Merger Sub or any Affiliates thereof) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (i) assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) that account for 20% or more of the Company’s consolidated assets or from which 20% or more of the Company’s revenues or earnings on a consolidated basis are derived or (ii) 20% or more of the outstanding Company Common Stock pursuant to a merger, consolidation or other business combination, sale or issuance of shares of capital stock, tender offer, share exchange, recapitalization or similar transaction involving the Company, in each case other than the Merger.

(g) As used in this Agreement, “Superior Proposal” shall mean any unsolicited written Takeover Proposal on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable to the stockholders of the Company from a financial point of view than the Transaction (taking into account any modifications to the terms thereof as may be proposed by Parent pursuant to Section 5.3(d)(i)), taking into account, to the extent applicable, the identity of the Person making such proposal and the legal, financial, regulatory and other aspects of such Takeover Proposal and the Transaction that the Company Board determines to be relevant; provided that for purposes of the definition of Superior Proposal, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

(h) The Company agrees that in the event any Subsidiary, or any director or officer of the Company or any Subsidiary, takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable Antitrust Laws or to Governmental Authorities with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Authorities or under such Antitrust Laws, (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under Antitrust Laws, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the Transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary to consummate the Transactions as soon as practicable. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable following the date of this Agreement and in any event within ten (10) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) make or cause to be made the appropriate filings under any foreign Antitrust Laws as soon as practicable following the date of this Agreement, (B) supply as soon as practical any additional information and documentary material that may be required or requested by any Governmental Authority or in connection with any foreign Antitrust Laws and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.4 as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority or in connection with any foreign Antitrust Laws as soon as practicable.

(c) The Company, Parent and Merger Sub shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other parties hereto of (and if in writing, furnish the other parties with copies of) any communication to such Person from a Governmental Authority regarding the filings and submissions described in Section 5.4(a) and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from a Governmental Authority regarding the filings and submissions described in Section 5.4(a), (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, however, that the parties may designate any competitively sensitive non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, Parent shall, on behalf of the parties, control and lead all communications and strategy relating to Antitrust Laws.

(d) In furtherance and not in limitation of the foregoing, Parent and Merger Sub agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable (and in any event no later than three (3) Business Days prior to the End Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Company or any of their respective

Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each a “Remedial Action”); provided, however, that any Remedial Action may, unless otherwise mutually agreed to in writing by Company and Parent, be conditioned upon consummation of the Transactions.

(e) From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to Article VII, neither Parent nor Merger Sub shall, nor shall they permit their respective Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Transactions, or would reasonably be expected to prevent or materially impede, interfere with or delay obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable laws with respect to the Transactions.

(f) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced or threatened by any Governmental Authority challenging any of the Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall use reasonable best efforts, including agreeing to or taking a Remedial Action (subject to the proviso set forth in Section 5.4(d)), to avoid or resolve any such litigation, action or proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Transactions as promptly as practicable and in any event no later than three (3) Business Days prior to the End Date.

(g) The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) the receipt of any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) the receipt of any written notice or other communication from any Governmental Authority in connection with the Transactions and (iii) any legal actions commenced, or to such party’s Knowledge, threatened, against the Company or any of its Subsidiaries or the JV or Parent or its Subsidiaries, as applicable, that are related to the Transactions. In no event shall (x) the delivery of any notice by a party pursuant to this Section 5.4 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Schedules or constitute an exception to any representation or warranty.

Section 5.5 Public Announcements. The initial press release regarding the Offer, the Merger and the other transactions contemplated by this Agreement shall be a joint press release mutually agreed to by the parties and thereafter (unless and until a Company Adverse Recommendation Change has occurred pursuant to Section 5.3(d)) the Company and Parent shall not issue any press releases or otherwise make public announcements with respect to the Offer, the Merger and the other transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement is reasonably determined to be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Authority (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any release or public statement (a) made or proposed to be made by any party to this Agreement in connection with a Company Intervening Event, a Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, (b) in connection with any dispute between the parties regarding this Agreement or the Transaction or (c) that is not inconsistent in any material respects with and does not include material information not previously set forth in the prior public disclosures regarding the Transactions.

Section 5.6 Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall and shall cause its Subsidiaries and the JV to, afford to Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company’s and its Subsidiaries’ respective Representatives, offices, plants, properties (but excluding for the conduct of Phase I or Phase II environmental assessments or sampling or testing), books, Contracts and records and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such information concerning its business and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, (i) that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information and (ii) the conduct of such activities shall be subject to the rights and obligations of the Company referred to in the final proviso of the penultimate sentence of Section 5.4(c). Until the Effective Time, the information provided will be subject to the terms of the confidentiality letter agreement, dated as of April 30, 2016, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent and the Company shall not, and Parent and the Company shall cause their respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

Section 5.7 Takeover Laws. If any Takeover Statute is or is reasonably likely to become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.8 Indemnification and Insurance.

(a) For a period of six (6) years following the Effective Time, Parent shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each person who is now, or has at any time prior to the Effective Time been, a director or officer of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable and documented fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, audit, review, hearing, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law, and (ii) honor all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, for a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the articles of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees during such six (6) year period except as required by applicable Law.

(b) For a period of six (6) years following the Effective Time, Parent shall cause the Surviving Corporation to pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 as and when incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification for such matter (but only to the extent such repayment is required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements). Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company, or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnitee and reasonably acceptable to Parent. The provisions of Section 5.8(a) and Section 5.8(b) to the contrary notwithstanding, neither the Surviving Corporation, any of its Subsidiaries or Parent shall be liable for indemnification under this Section 5.8 for any settlement or consent decree effected without its prior written consent following the Effective Time, which consent shall not be unreasonably withheld, delayed or conditioned. Any Indemnitee wishing to claim indemnification under this Section 5.8 shall promptly notify Parent and the Surviving Corporation upon learning of any such Claim (but the failure so to notify shall not relieve a party from any liability which it may have under this Section 5.8 except to the extent such failure materially prejudices Parent, the Surviving Corporation or its Subsidiaries), and shall keep the Surviving Corporation regularly informed over the status of such Claim.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the annual premium currently paid by the Company in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Parent would be required to spend during the six–year period provided for in this Section 5.8(c), that provides coverage not materially less favorable than the coverage described above to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company and its Subsidiaries as of the date hereof with respect to matters arising on or before the Effective Time.

(d) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives from and after the Effective Time and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

Section 5.9 Transaction Litigation. The Company shall promptly notify the other parties of the commencement of any stockholder litigation against the Company or any of its directors or officers relating to this Agreement or the Transactions of which it has received notice or which, to the Knowledge of the Company, is threatened (“Transaction Litigation”) and shall keep Parent reasonably and promptly informed with respect to the status thereof. The

Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such Transaction Litigation, and the right to consult on the settlement with respect to such Transaction Litigation, and the Company will in good faith take such comments into account. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any settlement of any such litigation without the prior written consent of Parent; provided that any request for such consent shall be considered by Parent reasonably and in good faith.

Section 5.10 Section 16. Promptly after the date hereof and prior to the Expiration Date, the Company shall take all such steps as may be required to cause any dispositions of Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law

Section 5.11 Employee Matters.

(a) For the period lasting until December 31, 2017 (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each individual who is employed by the Company or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately prior to the Effective Time (each, a “Company Employee”), (i) annual base salary or base wage and target annual cash bonus opportunity that, in each case, is no less favorable in the aggregate than the annual base salary or base wage and target annual cash bonus opportunity provided to such Company Employee immediately prior to the Effective Time and (ii) employee benefits (other than under equity plans and arrangements) that are no less favorable in the aggregate to the level of employee benefits (other than under equity plans and arrangements) provided to such Company Employee immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary and without limiting the generality of the foregoing, Parent shall or shall cause the Surviving Corporation to provide any Company Employee whose employment terminates following the Effective Time and during the Continuation Period with, if applicable, notice, termination or severance compensation and benefits no less favorable than those that would have been provided to such employee immediately prior to the Effective Time, including pursuant to the existing terms of the applicable Company Plan in effect immediately prior to the Effective Time or as is required pursuant to any employment agreement or other agreement in effect immediately prior to the Effective Time.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) Parent shall ensure that each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) As of the Effective Time, the Company shall take all necessary actions to provide for full vesting of all amounts credited to the account of each Company Employee under the Company’s 401(k) plan.

(d) Without limiting the generality of Section 5.11(a), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Plans existing and applicable to such entity as of immediately before the Effective Time in accordance with their terms as in effect immediately before the Effective Time and the Transactions shall be deemed to constitute a “change in control”, “change of control”, “corporate transaction” or other similar words to such effect under such Company Plans.

(e) To the extent that the Effective Time occurs (i) in 2016 or (ii) following the end of the 2016 performance period with respect to the Annual Incentive Plan or any other applicable annual bonus plan, but, in each case, prior to payment of the bonuses for such 2016 performance period, Parent shall cause the Surviving Corporation to pay to each Company Employee the greater of (x) the Company Employee’s target bonus for such 2016 performance period and (y) the bonus to which the Company Employee would be entitled for such 2016 performance period based on actual performance (each, a “2016 Bonus”). Payment of any such 2016 Bonus will be contingent on the applicable Company Employee’s continued employment through the end of the performance period; provided, that in the event that a Company Employee’s employment is terminated without Cause or if such Company Employee resigns with Good Reason prior to the end of such performance period, such Company Employee will be entitled to a pro rata 2016 Bonus, calculated on the basis of the number of days such Company Employee was employed during 2016, divided by 365. For purposes herein, “Cause” and “Good Reason” shall have the meanings set forth in any employment agreement or other agreement providing the relevant Company Employee with termination entitlements or severance, and, if no such agreement exists, “Cause” shall be defined as (i) the willful and continued failure by a Company Employee to substantially perform his or her duties with the Company that has not been cured within thirty (30) days after written demand for substantial performance is delivered by the Company, which demand specifically identifies the manner in which the Company Employee has not substantially performed (other than any such failure resulting from the Company Employee’s incapacity due to physical or mental illness); (ii) the willful engaging by a Company Employee in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise; or (iii) the engaging by a Company Employee in egregious misconduct involving serious moral turpitude, and “Good Reason” shall be defined as the occurrence of any of the following without the affected Company Employee’s written consent: (i) a reduction by the Company in the Company Employee’s annual salary or, if applicable, bonus opportunity; or (ii) the relocation of the Company Employee’s principal place of employment to a location more than fifty (50) miles from the Company Employee’s principal place of employment or the Company’s requiring the Company Employee to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the Company Employee’s business travel obligations. In addition, in the event that the Effective Time occurs in 2017, at the Effective Time, Parent shall cause the Surviving Corporation to pay to each Company Employee a pro-rata portion of any bonus that such Company Employee would have been entitled to receive under the Annual Incentive Plan and any other applicable annual bonus plan for the 2017 performance period based on the Company Employee’s target bonus for such 2017 performance period.

(f) Notwithstanding anything to the contrary herein, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.11, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11 and no Company Employee or other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 5.11, including with respect to (i) obligating Parent or the Surviving Corporation to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee, (ii) preventing Parent or the Surviving Corporation from amending or terminating any benefit plan or arrangement or (iii) altering any at-will employment relationship of any Company Employee or constituting a guarantee of continued employment with Parent or the Surviving Corporation. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement express or implied, shall be construed to constitute the establishment or adoption of or an amendment to any Company Plans.

Section 5.12 Merger Sub and Surviving Corporation. Parent shall take all actions necessary to cause Merger Sub to perform promptly their respective obligations under this Agreement and, without limitation, to consummate the Merger on the terms and conditions set forth in this Agreement. Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 NASDAQ Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use its commercially reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock from the NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable following the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Closing shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) No Injunctions. No Law enacted, promulgated, issued, entered or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

(b) Consummation of the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Acceptance Time:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent:

(i) if the Acceptance Time shall not have been consummated on or before January 31, 2017 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any covenant or agreement set forth in this Agreement has been the principal cause of the failure of the Acceptance Time to have occurred on or before the End Date; or

(ii) if any Law having the effect set forth in Section 6.1(a) or clause 2(e) of Annex I shall not have been reversed, stayed, enjoined, set aside, annulled or suspended and shall be in full force and effect and, in the case of any ruling, decree, judgment, injunction or order of any Governmental Authority (each, a “Restraint”), shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to a breach by such party of any of its covenants or agreements under this Agreement, including pursuant to Section 5.4; or

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach would give rise to a failure of any of the conditions set forth in clauses 2(a) or (b) of Annex I to be satisfied; provided, however, that, for purposes of this Section 7.1(c)(i), if such a breach is curable by the Company within the earlier of the End Date and thirty (30) days of the date Parent gives the Company notice of such breach and the Company is continuing to use its reasonable best efforts to cure such breach, then Parent may not terminate this Agreement under this Section 7.1(c)(i) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such thirty (30) day period; provided further, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(c)(i) if either Parent or Merger Sub is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 7.1(d)(i); or

(ii) if the Company Board (or a duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements contained in this Agreement, which breach or failure to perform has had, or would reasonably be expected to have, a Parent Material Adverse Effect; provided, however, that, for purposes of this Section 7.1(d)(i), if such a breach is curable by Parent or Merger Sub within the earlier of the End Date and thirty (30) days of the date the Company gives Parent notice of such breach and Parent or Merger Sub, as the case may be, is continuing to use its reasonable best efforts to cure such breach, then the Company may not terminate this Agreement under this Section 7.1(d)(i) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such thirty (30) day period; provided further, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 7.1(c)(i); or

(ii) if the Company Board shall have effected a Company Adverse Recommendation Change with respect to a Superior Proposal in accordance with, and in compliance with the applicable requirements of, Section 5.3 and shall have approved, and substantially concurrently with the termination hereunder, the Company shall have entered into, a Company Acquisition Agreement with respect to such Superior Proposal and paid (or caused to be paid) the Company Termination Fee in accordance with Section 7.3(a);.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect (other than Section 1.1(g), Section 3.24, Section 4.9, Section 7.2 and Section 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers, other Representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity); provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), no party shall be relieved or released from any liabilities or damages arising out of any willful and material breach of any representations and warranties set forth in this Agreement or any material breach of any covenant set forth in this Agreement, in each case, that occurred prior to such termination and that gave rise to the failure of a condition set forth in Article VI. The Confidentiality Agreement shall survive in accordance with its terms following termination of this Agreement. Without limiting the meaning of a material breach, the parties acknowledge and agree that any failure by a party hereto to accept shares in the Offer or consummate the Merger and other transactions contemplated hereby after the applicable conditions to the Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a material breach of a covenant set forth in this Agreement.

Section 7.3 Company Termination Fee.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee substantially concurrently with the termination of this Agreement if Parent shall have provided wiring instructions for payment of the Company Termination Fee as of such termination or, if Parent has not then provided such wiring instructions, then such payment of the Company Termination Fee shall be made promptly following delivery of such wiring instructions by Parent (even if after such termination).

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee within two (2) Business Days of such termination.

(c) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or (B) by Parent pursuant to Section 7.1(c)(i) (solely with respect to a breach or failure to perform a covenant), (ii) (A) in the case of termination pursuant to Section 7.1(c)(i), a Takeover Proposal shall have been publicly disclosed or made to the Company after the date hereof and not publicly withdrawn prior to the date of the Company’s covenant breach that forms the basis of Parent’s termination (as specified in the written notice delivered by Parent to the Company pursuant to Section 7.1(c)(i)) or (B) in the case of termination pursuant to Section 7.1(b)(i), a Takeover Proposal shall have been publicly disclosed after the date hereof and not publicly withdrawn prior to the date of termination, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company enters into a Company Acquisition Agreement which is subsequently consummated or consummates a Takeover Proposal (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then the Company shall pay or cause to be paid as directed by Parent the Company Termination Fee on the date of consummation of such transaction.

(d) For purposes of this Agreement, “Company Termination Fee” shall mean an amount equal to $24,300,000.

(e) Notwithstanding the foregoing, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or willful and material breach of Section 5.3, the parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under this Section 7.3 and the Company Termination Fee is paid, the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions, and, upon payment of the Company Termination Fee pursuant to this Section 7.3, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and other Representatives) shall have no further liability with respect to this Agreement or the Transactions to Parent, Merger Sub or any of their respective Affiliates or Representatives.

(f) Any amount that becomes payable pursuant to Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent, less any required withholding Taxes.

(g) The Company and Parent acknowledge and agree that the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not enter into this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.2 Fees and Expenses. Except as otherwise provided in Section 5.8 and Section 8.14, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses except that (a) HSR Act filing fees and expenses shall be borne by Parent and (b) fees and expenses incurred in connection with the printing, filing and mailing of the Offer Documents (including applicable SEC filing fees) shall be borne by Parent.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto and delivered by duly authorized officers of the respective parties; provided, however, that after the Effective Time, this Agreement may not be amended or supplemented in any respect.

Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement and the Support Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Company’s stockholders and holders of Company RSUs, Company Restricted Shares and Company Stock Options to

receive the Merger Consideration and payments pursuant to Article II, respectively, (ii) the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent or Merger Sub’s breach of this Agreement, in which event the damages recoverable by the Company for itself and on behalf of its stockholders (without duplication) shall be determined by reference to the total amount that would have been recoverable by the holders of the Company Common Stock (including, “lost premium” and time value of money) if all such holders brought an action against Parent and Merger Sub and were recognized as intended third party beneficiaries hereunder, which right is hereby acknowledged and agreed by Parent and Merger Sub and (iii) the provisions of Section 5.8 are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.9 Specific Enforcement. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to the Laws of any jurisdiction (including the State of Japan) or inequitable), and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. If any party hereto brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and ten (10) Business Days following the date on which such Claim is fully and finally resolved.

Section 8.10 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile or email (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Nichi-Iko Pharmaceutical Co., Ltd.

6-21, Sogawa 1-chome, Toyama-shi, Toyama, Japan

Attention: Yuichi Tamura, President & CEO

Facsimile: +81-76-415-8710

Email: y-tamura@nichiiko.co.jp

with a copy (which shall not constitute notice) to:

Nishimura & Asahi

Otemon Tower

1-1-2 Otemachi

Chiyoda-ku, Tokyo 100-8124, Japan

Attention:	Masakazu Iwakura
Facsimile:	+81-3-6250-7200
Email:	m_iwakura@jurists.co.jp

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:	Toby S. Myerson
Scott Grader
Facsimile:	212-757-3990
Email:	tmyerson@paulweiss.com
sgrader@paulweiss.com

If to the Company, to:

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

Attention:	Allan Oberman, Chief Executive Officer
Facsimile:	847-908-1601
Email:	aoberman@sagentpharma.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	George P. Stamas, P.C.
William B. Sorabella
Alexander D. Fine
Facsimile:	212-446-6460
Email:	george.stamas@kirkland.com
william.sorabella@kirkland.com
alexander.fine@kirkland.com

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“2016 Bonus” shall have the meaning set forth in Section 5.11(e).

“Acceptable Confidentiality Agreement” shall mean a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement may permit the submission of Takeover Proposals to the Company’s Board of Directors on a private and confidential basis but which will permit the Company to comply fully with its obligations under Section 5.3 of this Agreement.

“Acceptance Time” shall have the meaning set forth in Section 1.1(b).

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Annual Incentive Plan” shall mean the Company’s 2016 Annual Bonus Incentive Plan.

“Antitrust Laws” shall have the meaning set forth in Section 5.4(a).

“Balance Sheet Date” shall have the meaning set forth in Section 3.5(e).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall have the meaning set forth in Section 2.7(c).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in New York City, New York or Tokyo, Japan are authorized or required by Law to be closed.

“Certificate” shall have the meaning set forth in Section 2.7(c).

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Claim” shall have the meaning set forth in Section 5.8(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the United States Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” shall have the meaning set forth in Section 2.11.

“Company” shall have the meaning set forth in the Preamble.

“Company Acquisition Agreement” shall have the meaning set forth in Section 5.3(c).

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).

“Company Board” shall have the meaning set forth in the recitals.

“Company Board Recommendation” shall have the meaning set forth in Section 3.3(a).

“Company Charter Documents” shall have the meaning set forth in Section 2.5.

“Company Common Stock” shall have the meaning set forth in Section 2.7.

“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.

“Company Employee” shall have the meaning set forth in Section 5.11(a).

“Company Intervening Event” shall mean a material event, development or change in circumstances with respect to the Company occurring, arising or coming to the attention of the Company’s Board of Directors after the date of this Agreement, and which was not known, and could not reasonably be expected to have been known or foreseen, to or by the Company’s Board of Directors as of the date of this Agreement and was not known by the individuals listed on Section 8.13 of the Company Disclosure Schedule or reasonably foreseeable by such individuals as of the date of this Agreement; provided, however, that in no event shall (1) the receipt, existence or terms of a Takeover Proposal, (2) any events, developments or change in circumstances of Parent, (3) clearance of the Merger under the HSR Act or (4) any matter relating to the foregoing or consequence of the foregoing, constitute a Company Intervening Event.

“Company Material Adverse Effect” shall mean any circumstance, development, change, event, occurrence or effect that (a) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided that no circumstance, development, change, event, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) any circumstance, development, change, event, occurrence or effect in any of the industries or markets in which the Company or its Subsidiaries operates; (ii) any enactment of, change in or change in interpretation of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of its Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) the announcement, pendency of or performance of the Transactions, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators; (vi) any action taken by the Company or any of its Subsidiaries that is required by the terms of this Agreement or taken with the express consent or at the direction of Parent or Merger Sub (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 5.1); (vii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such change shall be taken into account in determining whether there has been a Company Material Adverse Effect, if not otherwise falling within any of the exceptions set forth in clause (a) of this proviso); (viii) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the underlying facts or occurrences giving rise to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clause (a) of this proviso); and (ix) any pending, initiated or threatened Transaction Litigation; in each of clauses (i) through (v), to the extent that such circumstance, development, change, event, occurrence or effect does not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the business and industries in which the Company and its Subsidiaries operate; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with or delay the consummation by the Company of the Transactions.

“Company Material Contract” shall have the meaning set forth in Section 3.16(a).

“Company Material Impact” shall have the meaning set forth in Section 3.1(b).

“Company Pension Plan” shall have the meaning set forth in Section 3.11(d).

“Company Permits” shall have the meaning set forth in Section 3.8(b).

“Company Plan” shall mean (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries has or would reasonably expect to have any liability and (b) each other material employee benefit plan, program or arrangement, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, change in control, tax gross-up, tax indemnification, retention and similar plans, programs or arrangements whether or not subject to ERISA, funded or unfunded, insured or self-insured, that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries has or would reasonably expect to have any liability.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Restricted Shares” shall mean all shares of Company Common Stock subject to vesting restrictions and/or forfeiture back to the Company, whether granted under a Company Stock Plan or otherwise.

“Company RSUs” shall mean any share unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Company Stock Option” shall mean any option to purchase Company Common Stock, whether granted under a Company Stock Plan or otherwise.

“Company Stock Plans” shall mean the Company’s 2007 Global Share Plan, the Company’s 2011 Incentive Compensation Plan and the Company’s 2016 Incentive Compensation Plan.

“Company Termination Fee” shall have the meaning set forth in Section 7.3(d).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.6.

“Continuation Period” shall have the meaning set forth in Section 5.11(a).

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.

“DGCL” shall have the meaning set forth in the recitals.

“Dissenting Stockholder” shall have the meaning set forth in Section 2.7(d).

“Dissenting Stockholder Shares” shall have the meaning set forth in Section 2.7(d).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Encumbrances” shall mean any mortgage, deed of trust, lease, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or encumbrance of any kind or nature. Notwithstanding the foregoing, “Encumbrances” shall not include any licenses to, or covenants with respect to, Intellectual Property.

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” means all Laws relating to worker health and safety (as it relates to exposure to Hazardous Materials), pollution or protection of the environment, including Laws relating to the manufacture, distribution, disposal or release of Hazardous Materials, as the foregoing are enacted and in effect on or prior to Closing.

“Equity Securities” shall have the meaning set forth in Section 3.2(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean each corporation or trade or business that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 4001(b)(1) of ERISA or Section 414(b) or (c) of the Code.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Expiration Date” shall have the meaning set forth in Section 1.1(d).

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“FLSA” shall mean the Fair Labor Standards Act of 1938.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any federal, state or local, domestic, foreign or multinational government, court, regulatory, taxing or administrative agency, commission, authority or other governmental instrumentality.

“Hazardous Materials” shall mean any materials, substances or wastes defined, regulated, characterized or otherwise designated as hazardous or toxic (or by any terms of similar meaning and regulatory effect) under any Environmental Law, including petroleum or petroleum products and asbestos or asbestos-containing materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (e) all guarantees or other assumptions of liability for any of the foregoing.

“Indemnitee(s)” shall have the meaning set forth in Section 5.8(a).

“Initial Expiration Date” shall have the meaning set forth in Section 1.1(d).

“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, whether registered or unregistered: (a) all patents, patent applications and other patent rights; (b) all trademarks, trade names, service marks, trade dress, logos, taglines, corporate names, brand names, source identifiers, together with all goodwill associated with each of the foregoing; (c) all Internet domain names; (d) all copyrights, works of authorship, mask works and designs; (e) rights in software, including all source code, data and related specifications and documentation; (f) all trade secrets, inventions, processes, procedures, databases, research records, and other confidential and proprietary information and know-how; (g) all other intellectual property or proprietary rights of any kind, nature or description; and (h) all applications, renewals, extensions, registrations and issuances of any of the foregoing.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Assets” shall have the meaning set forth in Section 3.14(c).

“JV” shall mean Sagent Agila, LLC.

“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Company Disclosure Schedule and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the date of this Agreement, of Kenji Matsuyama and Mayo Uchida.

“Laws” shall have the meaning set forth in Section 3.8(a).

“Liens” shall mean any pledges, liens, charges, Encumbrances, licenses, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Merger” shall have the meaning set forth in the recitals.

“Merger Consideration” shall have the meaning set forth in Section 2.7(c).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Board” shall have the meaning set forth in the recitals.

“Minimum Condition” shall have the meaning set forth in Annex I.

“NASDAQ” shall mean the Nasdaq Stock Market.

“New Plans” shall have the meaning set forth in Section 5.11(b).

“Non-U.S. Plans” shall mean all Company Plans subject to Laws outside of the United States for the benefit of any current or former employee or individual service provider who provides or provided services in a jurisdiction other than the United States, other than any that are administered by a Governmental Authority.

“Notice of Intended Intervening Event” shall have the meaning set forth in Section 5.3(d)(ii).

“Notice of Intended Recommendation Change” shall have the meaning set forth in Section 5.3(d)(i).

“Offer” shall have the meaning set forth in the recitals.

“Offer Conditions” shall have the meaning set forth in Section 1.1(b).

“Offer Documents” shall have the meaning set forth in Section 1.1(h).

“Offer Price” shall have the meaning set forth the recitals.

“Offer to Purchase” shall have the meaning set forth in Section 1.1(c).

“Old Plans” shall have the meaning set forth in Section 5.11(b).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Arrangements” shall have the meaning set forth in Section 3.11(g).

“Parent Board” shall have the meaning set forth in the recitals.

“Parent Material Adverse Effect” shall mean any circumstance, development, change, event, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation by Parent or Merger Sub of the Transactions.

“Paying Agent” shall have the meaning set forth in Section 2.8(a).

“Permitted Encumbrances” shall mean (a) zoning, building codes and other state, provincial, municipal and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, (b) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records or (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property, and, with respect to clauses (a) and (b), individually or in the aggregate, (x) are not substantial in character, amount or extent in relation to the applicable real property and (y) do not materially and adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location, and (c) minor defects of title, easements, rights of way, restrictions and other Encumbrances not interfering with the present use of the applicable assets subject thereto.

“Permitted Liens” shall mean (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and as to which adequate reserves have been set aside in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business that are being contested in good faith and as to which adequate reserves have been set aside in accordance with GAAP, (c) Liens reflected in the Company SEC Documents, (d) Permitted Encumbrances, (e) Liens permitted under or pursuant to any Contracts relating to Indebtedness, (f) Liens, licenses or covenants with respect to Intellectual Property disclosed on Section 3.16(a) of the Company Disclosure Schedule or non-exclusive licenses to Intellectual Property owned by the Company or its Subsidiaries entered into in the ordinary course of business consistent with past practice, and (g) such other Liens that would not have a Company Material Adverse Effect.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Personal Data” shall mean an individual’s name, street address, email address, telephone number, photograph, social security and/or tax identification number, driver’s license number, passport number, credit card and/or payment card number, bank information, or biometric identifiers or any other similar information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or allows contact with an individual.

“Product” means any product manufactured, licensed, produced, distributed or sold by or on behalf of the Company or its Subsidiaries during the period beginning on January 1, 2014 and ending on the Closing Date.

“Regulatory Authority” means any Governmental Authority that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or is concerned with or regulates public health care programs or otherwise has regulatory authority over the development, sale, distribution, manufacturing, or reimbursement of, or government contracting or government price reporting for, Products by the Company, its Subsidiaries or the JV.

“Regulatory Authorizations” means any authorizations, approvals, applications, clearances, consents and qualifications from any applicable Regulatory Authority relating to the ability of the Company, and its Subsidiaries to research, manufacture, package or market each of their Products.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, disposal, discharge, or leaching into the environment.

“Remedial Action” shall have the meaning set forth in Section 5.4(d).

“Representatives” shall mean, with respect to any Person, the professional (including financial) advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers, employees, agents and representatives of such Person and its Subsidiaries.

“Restraint” shall have the meaning set forth in Section 7.1(b)(ii).

“Sagent Agila JV Agreement” means that certain Joint Venture Agreement for formation of the JV, dated as of January 18, 2007.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).

“Schedule 14D-9” shall have the meaning set forth in Section 1.2(a).

“Schedule TO” shall have the meaning set forth in Section 1.1(h).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall have the meaning set forth in Section 3.1(d).

“Securities Laws” shall have the meaning set forth in Section 1.1(h).

“Shares” shall have the meaning set forth in the recitals.

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Stockholder List Date” shall have the meaning set forth in Section 1.2(b).

“Subsidiary” shall mean, when used with respect to any party, any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a limited partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Superior Proposal” shall have the meaning set forth in Section 5.3(g).

“Support Agreement” shall have the meaning set forth in the recitals.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Proposal” shall have the meaning set forth in Section 5.3(f).

“Takeover Statute” shall have the meaning set forth in Section 3.17.

“Tax Returns” shall have the meaning set forth in Section 3.10(l).

“Taxes” shall have the meaning set forth in Section 3.10(l).

“Transaction Litigation” shall have the meaning set forth in Section 5.9.

“Transactions” shall refer collectively to this Agreement and the transactions contemplated hereby, including the Offer and the Merger.

“WARN Act” shall mean the United States Worker Adjustment and Retraining Notification Act.

Section 8.14 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Transactions shall be paid by Parent and Merger Sub when due.

Section 8.15 Interpretation.

(a) Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c) Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d) Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Include. Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f) Hereof; Defined Terms. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.

(g) Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(h) Persons. References to a Person are also to its successors and permitted assigns.

(i) Covenants. No action taken by the Company or any of its Subsidiaries in compliance with Section 5.1(a) shall constitute or be deemed to constitute a breach of any of the representations or warranties contained in Article III.

(j) Exhibits and Disclosure Schedules. The Exhibits to this Agreement and the Company Disclosure Schedules are hereby incorporated and made a part hereof. The Company Disclosure Schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this

Article III, or to one or more of the Company’s covenants contained in Article V. The Company may include in the Company Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Company Disclosure Schedule, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. The Company Disclosure Schedule and the information and disclosures contained therein shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants of this Agreement. References to any document in the Company Disclosure Schedule do not purport to be complete and are qualified in their entirety by the document itself. Any capitalized term used in any Exhibit or any Company Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term herein.

(k) JV. If any provision of this Agreement requires the Company to cause the JV to take or refrain from taking any action, such provision shall be deemed solely to require the Company to exercise any voting rights pursuant to the Sagent Agila JV Agreement (to the extent permitted by the terms thereof) in furtherance of causing the JV to take or refrain from taking, as applicable, such action. For purposes of any representations and warranties made by the Company in this Agreement with respect to the JV, such representations and warranties shall be in all cases deemed to be made solely to the Knowledge of the Company with respect to the JV.

(l) Construction. Each of the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SAGENT PHARMACEUTICALS, INC.

By:	/s/ Allan Oberman
Name:	Allan Oberman
Title:	Chief Executive Officer

SHEPARD VISION, INC.

By:	/s/ Kenji Matsuyama
Name:	Kenji Matsuyama
Title:	President

NICHI-IKO PHARMACEUTICAL CO., LTD.

By:	/s/ Yuichi Tamura
Name:	Yuichi Tamura
Title:	President and CEO

ANNEX I

CONDITIONS OF THE OFFER

(1) Notwithstanding any other terms or provisions of the Offer or the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”), Merger Sub shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if immediately prior to the Expiration Date, there shall not have been validly tendered (not including as tendered those Shares that are tendered pursuant to guaranteed delivery procedures but not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that when added to the Shares then owned by Merger Sub would represent one Share more than 50% of the sum of:

(a) all Shares then actually outstanding, and

(b) all Shares that the Company may be required to issue prior to the End Date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Stock Options, Company Restricted Shares and Company RSUs), regardless of the conversion or exercise price or other terms and conditions thereof (such condition in this clause (1) being, the “Minimum Condition”).

(2) Notwithstanding any other term or provision of the Offer or the Agreement, Merger Sub shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if at the Expiration Date any of the following conditions shall not be satisfied or have been waived:

(a) (i) Each of the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties of the Company set forth in Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.3(a), Section 3.6(b)(i), and Section 3.20) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) each of the representations and warranties of the Company set forth in Section 3.1(a), Section 3.3(a), and Section 3.20 shall be true and correct in all material respects; (iii) the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(b) shall be true and correct in all respects (other than de minimis failures, assessed relative to the aggregate amount of consideration payable by Parent and Merger Sub in the Offer and the Merger) and (iv) the representations and warranties of the Company set forth in

Annex I-1

Section 3.6(b)(i) shall be true and correct in all respects; in the case of each of clause (i), (ii), (iii) and (iv), as of the Expiration Date as though made at and as of the Expiration Date (except to the extent that such representation and warranty is expressly made as of a specified date, in which case such representation and warranty shall be true and correct as of such specific date), and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(b) The Company shall have performed in all material respects all covenants and agreements required to be performed by it under the Agreement at or prior to the Expiration Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(c) The waiting period (and any extensions thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and necessary consents thereunder, if required, shall have been received;

(d) Since the date of the Agreement, there shall not have occurred a Company Material Adverse Effect;

(e) No Law enacted, promulgated, issued, entered or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Offer or the Merger or making the consummation of the Offer or the Merger illegal; and

(f) The Agreement shall not have been validly terminated in accordance with Article VII.

The foregoing conditions, other than the Minimum Condition and the condition relating to the valid termination of the Agreement, are for the sole benefit of Parent and Merger Sub and may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub.

Annex I-2